John J. Spidi Admitted in Massachusetts and the District of Columbia D: 202.434.4670 F: 202.434.8397 jspidi@joneswalker.com

VIA EDGAR

June 28, 2024

John Stickel, Attorney Advisor

Susan Block, Attorney Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Norwood Financial Corp

Registration Statement on Form S-3

Filed May 22, 2024

File No. 333-279619

Ladies and Gentlemen:

On behalf of Norwood Financial Corp (the “Company”), Amendment No. 1 to the Company’s Registration Statement on Form S-3 is being filed today in response to the Staff’s comment letter dated June 10, 2024 (the “Comment Letter”). This letter sets forth the Company’s responses to the Comment Letter. For your convenience, the text of each of the Staff’s comments is set forth in bold below, followed by the Company’s response.

Form S-3 filed May 22, 2024

Risk Factors, page 5

1.

Please provide a discussion of the material factors that make an investment in the registrant or offering speculative or risky, and concisely explain how each risk affects the registrant or the securities being offered. Alternatively, provide an analysis as to why you believe risk factor disclosure is not necessary in the Form S-3 at this time. Refer to Item 3 to Form S-3 and Item 105 of Regulation S-K.

Company Response: Please see pages 5 through 16 of the prospectus wherein we have added under the caption “Risk Factors” a discussion of the material factors that make an investment in the Company or offering speculative or risky.

499 South Capitol Street SW, Suite 600 | Washington, D.C. 20003 | T: 202.203.1000 | F: 202.203.0000 joneswalker.com

Incorporation of Certain Documents by Reference, page 34

2.

Please include a hyperlink for any documents that are incorporated by reference in the Registration Statement as required by the 2015 Fixing America’s Surface Transportation Act (the “FAST Act”) and related rule and form requirements. In this regard, we note that you do not currently provide a hyperlink to the Form 10-K for fiscal year ended December 31, 2023.

Company Response: Please see page 46 of the prospectus wherein a hyperlink to the Company’s Annual Report on Form 10-K for fiscal year ended December 31, 2023, has been provided.

Please contact the undersigned if you have any further questions or comments regarding the Registration Statement or our responses to the Comment Letter. Thank you.

Sincerely,

/s/ John J. Spidi

John J. Spidi

cc:	James O. Donnelly, President and Chief Executive Officer

John M. McCaffery, Executive Vice President and Chief Financial Officer

William S. Lance, Executive Vice President and Chief Strategic Officer